Mail Stop 3651

February 27, 2006

Via U.S. Mail and Facsimile

Brian D. Parrish
Chief Executive Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, New Mexico 88340

        RE: Inn of the Mountain Gods Resort and Casino.
                  Form 10-K for the Fiscal Year Ended April 30, 2005

                  File No. 333-113140

Dear Mr. Parrish :

        We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2005

Selected Historical Financial and Other Data, page 13

1. Revise future filings to expand your disclosures under "Other Financial Data" to include cash flows from financing activities for each period presented. See Item 10(e)(1)(i) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Description of Indebtedness, The Notes, page 22

2. Revise future filings to discuss the debt covenants related to the Note and consider the impact of the debt covenants on your ability to undertake additional debt financing.   See Section 501.13.c of the Financial Reporting Codification.

Consolidated Statement of Cash Flows, page F-8

3. It is disclosed in your statement of cash flows for the year ended April 30, 2004 that you had a non-cash distribution to Mescalero Apache Tribe for approximately $38.9 million in 2004, however this transaction is not reflected in your consolidated statement of changes in equity on page F-6. In this regard, considering the significance of this transaction, please provide us with and disclose in a note to your financial statements in future filings a detail description of the nature of this transaction. Additionally, tell us why this transaction was not reflected in your statement of changes in equity or revise future filings accordingly. We may have further comments upon receipt of your response.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Compensated Absences, page F-13

4. We note from your disclosure that your compensated absence accrual does not include a provision for sick leave. Based on your disclosure, it appears that your employees earn 2.1 to 3.1 hours per pay period and are entitle to this sick leave as long as they are employed. Although sick leave does not vest, it appears that it accumulates. In this regard, supplementally tell us with a view toward expanded disclosure in future filings, how you met the exception in paragraph 7 of SFAS No. 43 supporting your accounting treatment.

Note 9. Risk Management, page F-19
Note 11. Related-Party Transactions, page F-20

5. We note from your disclosure on page F-19 that your employees are covered under the Tribe's worker's compensation insurance policy. In this regard, please revise future disclose and tell us the expense allocated from the Tribe to you associated with the worker's compensation insurance premiums for each year a statement of operations is presented. Also, as it relates to all your allocated expenses by the Tribe to you, as disclosed in your statements of operations (i.e. Pension, Gaming regulatory commission fees, Insurance, Telecommunication, etc.), please disclose your allocation method associated with these related party expenses in the notes to the financial statements along with management's assertion that the method used is reasonable, as required by Question 2 of Topic 1:B:1 of the Staff Accounting Bulletins. Additionally, since agreements with related parties are by definition not at arms length and may be changed at any time. In accordance with the guidance in Question 2 of Topic 1.B.1 of the Staff Accounting Bulletins, please expand your disclosure in future filings to provide a practicable estimate by management of what the expenses would have been on a stand alone basis for each income statement period or management's opinion that such costs on a stand-alone basis would not have been materially different in each of the periods.

Note 10. Commitments and Contingencies, page F-19

6. In future filings, please assess the impact of the legal actions in relation to your liquidity and capital resources in addition to your financial position and results of operations.

Other

7. Please revise future filings to include selected quarterly data in accordance with Item 302 of Regulation S-K.

8. Please revise future filings to provide a ratio of earnings to fixed charges in compliances with Item 503(d) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended October 31, 2005

9. Comply with the comments on your Form 10-K for the year ended April 30, 2005 as they apply to your filings on Form 10-Q.

Brian D. Parrish
Inn of the Mountain Gods Resort and Casino
February 27, 2006
Page 4

As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Kathy Mathis at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Richard Williams, Chief Financial Officer